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                                   FORM 18-K/A

           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  ANNUAL REPORT
                                       OF
                               THE STATE OF ISRAEL
                              (Name of Registrant)

                             ------------------------

               Date of end of last fiscal year: December 31, 2002

                             SECURITIES REGISTERED*

                      (As of the close of the fiscal year)

------------------------------------------------------------------
TITLE OF ISSUE               AMOUNTS AS TO           NAMES OF
                          WHICH REGISTRATION      EXCHANGES ON
                            IS EFFECTIVE         WHICH REGISTERED
------------------------------------------------------------------
     N/A                      N/A                   N/A
------------------------------------------------------------------

           Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission

                                  HARRY LANGMAN
                         CONSUL AND CHIEF FISCAL OFFICER
                           FOR THE WESTERN HEMISPHERE
                               MINISTRY OF FINANCE
                             OF THE STATE OF ISRAEL
                                800 SECOND AVENUE
                                   17TH FLOOR
                            NEW YORK, NEW YORK 10017

* The Registrant is filing this annual report on a voluntary basis.

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                               THE STATE OF ISRAEL

         The sole purpose of this Amendment No. 2 to the Annual Report on Form 18-K (this "Amendment") is to file with the Securities and Exchange Commission (the "SEC") (i) a description of certain recent developments with respect to the Registrant included as Exhibit D1 to this Amendment, (ii) the legal opinions in accordance with the Registrant's undertaking in the Registrant's Registration Statement (No. 333-112271) to furnish copies of such legal opinions (including the opinion of the Legal Advisor to the Registrant) as may be required in connection with any issue of securities under the Registration Statement included as Exhibits E and F to this Amendment, and (iii) the Underwriting Agreement dated February 26, 2004 by and among the Registrant and the underwriters named therein included as Exhibit G.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 2nd day of March, 2004.

                                 STATE OF ISRAEL

                             By: /s/ Harry Langman
                                 ----------------------------------
                                  Harry Langman
                                  Consul and Chief Fiscal Officer for the
                                  Western Hemisphere
                                  Ministry of Finance

                             By: /s/ Yaron Neudorfer
                                 ----------------------------------
                                  Yaron Neudorfer
                                  Deputy Chief Fiscal Officer for the
                                  Western Hemisphere
                                  Ministry of Finance

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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                                                           PAGE NUMBER
-------                                                                                          -----------
  A.   None

  B.   None

  C1.  Copy of the State Budget Proposal for Fiscal Year 2003 (in Hebrew).*

  C2.  Copy of the Law to  Improve  Israel's  Economy  (Amendment  to  Legislation  to
       Achieve the  Targets of the Budget and  Economic  Policy for Fiscal  Years 2003
       and 2004) of 2003 (in Hebrew)*

  D.   Current Description of the State of Israel.**

  D1.  Recent Developments of the State of Israel as of February 26, 2004.

  E.   Opinion of Arnold & Porter LLP dated March 2, 2004.

  F. Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel dated March 2, 2004.

  G. Underwriting Agreement dated February 26, 2004 by and among the State of Israel and Citigroup Global Markets Inc., UBS Securities LLC and the other underwriters named therein.

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* Previously filed by paper filing under cover of form SE.

** Previously filed on June 30, 2003 as Exhibit D to the Annual Report on Form 18-K, which Exhibit D was amended by the Registrant by Amendment No. 1 to the Annual Report on Form 18-K/A filed on July 9, 2003.